FOR IMMEDIATE RELEASE	February 3, 2026

Micromem Technologies Inc. Provides Corporate Update

Toronto, Ontario and New York, New York, February 3, 2026 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) is pleased to provide a corporate update and an outline of its strategic priorities as the Company enters the 2026 calendar year.

Micromem continues to advance its proprietary nanotechnology and sensor platforms, expanding focus from oil and gas industry specific to now include defence and industrial systems on a commercially viable technology base.

The Company's collaboration with the Defence Research and Development Canada ("DRDC") and the University of Toronto ("U of T") provides Micromem with AI powered nanowire technology. Over the past year, the Company has refined its technological roadmap to better align development efforts with end-user requirements, scalability, and near-term commercialization potential. This includes enhanced detection capability and a smaller, lower cost hardware footprint.

This collaboration provides Micromem with access to new markets and a wider range of applications. Technology being developed to detect chemical weapons deployment can be modified for commercial applications in the oil and gas sector, in environmental monitoring, industrial output monitoring and border security. The high sensitivity of nanowire technology, with the enhancement of AI, and coupled with machine learning, will allow for multiple applications that Micromem can now pursue.

Micromem's focus in 2026 will include intellectual property protection and engagement with the Department of National Defence and the DRDC to deliver a finished product for applications in the field. Meetings with the DRDC begin the week of February 9th to discuss the development of a "wearable version" of the biochemical sensor platform developed at U of T. The Company is concentrating on applications where its technology offers measurable performance advantages and where customer-driven validation can accelerate adoption.

Strategic Priorities in 2026:

As the Company enters the new year, it focusses on the following initiatives:

  Strengthening intellectual property protection and technical performance benchmarking
  Advancing core nanowire-based sensor technologies toward defined end-use requirements
  Working with commercial and institutional stakeholders to guide development and validation
  Targeting dual-use applications, enabling technologies developed for advanced systems to transition into broader commercial markets

The Company expects to provide further updates as technical milestones are achieved and strategic initiatives progress throughout 2026.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement.

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: OTCQB - Symbol: MMTIF
 CSE - Symbol: MRM

Shares issued: 622,645,969

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com